UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  October, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
Report of Independent Accountants
on the Special Review of
Quarterly Information - ITR
at September 30, 2006 and 2005

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Stockholders
Contax Participações S.A.

1
We have carried out a special review of the quarterly information (ITR) of Contax Participações S.A. (parent company and consolidated) for the quarter ended September 30, 2006, comprising the balance sheet, statement of income and performance report, in accordance with the accounting practices adopted in Brazil. These financial statements are the responsibility of the Company management. Our responsibility is to issue a report, without expressing an opinion, on these financial statements. The review of the accounting information for the quarter ended September 30, 2006 of the subsidiary TNL Contax S.A., used for equity accounting computation and consolidation purposes, as described in Note 10, was performed by other independent accountants. Our report, with respect to the amounts relating to this subsidiary, is based exclusively on the reports of these other independent accountants.

2
We conducted our review in accordance with the standards established by Instituto dos Auditores Independentes do Brasil (Brazilian institute of Independent Auditors – IBRACON), in conjunction with Conselho Federal de Contabilidade (Federal Accounting Board - CFC), and included: (a) inquiry of, and discussion with, officers responsible for the accounting, finance and operating areas of the Company, with respect to the main criteria adopted in the preparation of the quarterly information, and (b) review of information and subsequent events which have or may have material effects on the Company’s financial position and operations.

3
Based on our review and the reports issued by other independent auditors, as mentioned in paragraph 1 above, we are not aware of any significant change that should be made for the quarterly information mentioned in paragraph 1 to conform with the accounting practices adopted in Brazil, consistently applied in accordance with the standards determined by Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission – CVM) specifically applicable to the preparation of quarterly information.

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Stockholders
Contax Participações S.A.

4
The quarterly information (ITR) for the quarter ended September 30, 2006 also includes accounting information for the quarter and period ended September 30, 2005, presented herein for comparison purposes, which were audited by other independent accountants who issued a report on the special review dated October 26, 2005.

Rio de Janeiro, October 25, 2006

José Luiz de Souza Gurgel
Partner - Accountant
CRC RJ-087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICEL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base Date – 09/30/2006

(A free translation of the original in Portuguese)

01.01 - IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 - CNPJ 04.032.433/0001-80
4 – NIRE 35.300.180631

01.02 – HEAD OFFICE

1 – FULL ADDRESS Rua do Passeio nº 48 a 56 (parte)				2 – DISTRICT Cinelândia
3 – ZIP CODE 20021-290	4 - CITY Rio de Janeiro			5 - STATE RJ
6 – DDD 021	7 - TELEPHONE 3131-0000	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11 – DDD 021	12 - FAX 3131-0294	13 – FAX	14 - FAX
15 - E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company mailing address)

1 – NAME Michel Neves Sarkis				2 – FULL ADDRESS Rua do Passeio, 42 - 12º andar
3 – DISTRICT Centro	4 – ZIP CODE 20021-290	3 – CITY Rio de Janeiro		6 – STATE RJ
7 – DDD 21	8 – TELEPHONE 3131-0009	9 - TELEPHONE	10 - TELEPHONE	11 - TELEPHONE	12 - FAX 3131-0294
13 - E-MAIL msarkis@contax.com.br

01.04 – REFERÊNCE / INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 - NUMBER	4 - START	5 – END	6 - NUMBER	7 – START	8 - END
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9- INDEPENDENT ACCOUNTANT Trevisan Auditores Independentes					10- CVM code 210.0
11- PARTNER RESPONSIBLE José Luiz de Souza Gurgel					12- PARTNER RESPONSIBLE CPF 918.587.207-53

01.05 – CAPITAL COMPOSITION

Number of Shares (thousand)	1 - Current quarter 09/30/2006	2 - Prior quarter 06/30/2006	2 - Same quarter in prior year 09/30/2005
Paid-up Capital
1 – Common	127,374	127,374	127,374
2 – Preferred	254,748	254,748	254,748
3 – Total	382,122	382,122	382,122
Treasury shares
4 – Common	3,795
5 – Preferred	8,377
6 – Total	12,172

01.06 – COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Other	2 – STATUS Operating	3 - NATURE OF OWNERSHIP National Holding	4 - ACTIVITY CODE 3990 – Equity Management Company - No Main Sector
5 - MAIN ACTIVITY Equity and Management	6 – TYPE OF CONSOLIDATION Full consolidation		7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM 01	2 – EVENT Dividends	3 – APPROVAL April 18, 2006	4 - DISTRIBUTION R$2.240,85	5 – PAYMENT STARTED ON June 5, 2006	6 - TYPE OF SHARE Common (31.634) Preferred (29.980)	7 - AMOUNT PER SHARE R$0.035437

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousands)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (R$)

01.10 – INVESTOR RELATIONS OFFICER

1 - DATE Rio de Janeiro, October 27, 2006	2 - SIGNATURE

1 - CVM CODE 01910-0	2 - COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ 04.032.433/0001-80

02.01 – BALANCE SHEET - ASSETS (Reais thousand)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2006	4 – 06/30/2006
1	TOTAL ASSETS	378,631	386,023
1.01	CURRENT ASSETS	59,510	83,794
1.01.01	CASH AND CASH EQUIVALENTS	54,046	78,840
1.01.02	CREDITS
1.01.03	INVENTORIES
1.01.04	OTHER	5,464	4,954
1.01.04.01	TAXES RECOVERABLE	5,398	4,829
1.01.04.02	PREPAID EXPENSES	66	125
1.02	LONG-TERM RECEIVABLES
1.02.01	SUNDRY RECEIVABLES
1.02.02	INTERCOMPANY RECEIVABLES
1.02.02.01	SUBSIDIARIES
1.02.03	OTHER
1.03	PERMANENT ASSETS	319,121	302,229
1.03.01	INVESTMENTS	319,121	302,229
1.03.01.01	SUBSIDIARIES	319,121	302,229
1.03.02	PROPERTY AND EQUIPMENT
1.03.03	DEFERRED CHARGES

02.02 – BALANCE SHEET - LIABILITIES (Reais thousand)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2006	4 – 06/30/2006
2	TOTAL LIABILITIES	378,631	386,023
2.01	CURRENT LIABILITIES	4,792	2,736
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	1,960	540
2.01.04	TAXES AND CONTRIBUTIONS	2,283	1,678
2.01.05	DIVIDENDS PAYABLE	500	500
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	49	18
2.02	LONG-TERM LIABILITIES
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER
2.03	DEFERRED INCOME
2.05	STOCKHOLDERS' EQUITY	373,839	383,287
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL	223,873	223,873
2.05.02	CAPITAL RESERVES	22,473	50,000
2.05.02.01	CAPITAL RESERVES	50,000	50,000
2.05.02.02	TREASURY STOCK	(27,527)
2.05.04	EARNINGS RESERVE	73,250	73,250
2.05.04.01	LEGAL RESERVE	4,410	4,410
2.05.04.02	STATUTORY RESERVE	57,477	57,477
2.05.04.03	CONTINGENCIES RESERVE
2.05.04.04	UNREALIZED EARNINGS RESERVE	11,363	11,363
2.05.04.05	EARNINGS RETENTION
2.05.04.06	UNPAID DIVIDENDS - SPECIAL RESERVE
2.05.04.07	OTHER EARNINGS RESERVES
2.05.05	RETAINED PROFITS/ACCUMULATED DEFICIT	54,243	36,164

03.01 – STATEMENT OF INCOME (Reais thousand)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUES
3.03	NET REVENUES FROM SALES AND/OR SERVICES
3.04	COST OF SALES AND/OR SERVICES
3.05	GROSS PROFIT
3.06	OPERATING EXPENSES/INCOME	18,682	56,523	25,798	62,992
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(576)	(2,297)	(1,066)	(1,066)
3.06.03	FINANCIAL	2,379	9,043	4,126	10,913
3.06.03.01	FINANCIAL INCOME	2,525	9,371	4,164	11,559
3.06.03.02	FINANCIAL EXPENSES	(146)	(328)	(38)	(646)
3.06.04	OTHER OPERATING INCOME
3.06.05	OTHER OPERATING EXPENSES	(13)	13	(3)	(11)
3.06.06	EQUITY IN SUBSIDIARIES	16,892	49,764	22,741	53,156
3.07	OPERATING INCOME	18,682	56,523	25,798	62,992
3.08	NON-OPERATING INCOME
3.08.01	INCOME
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXES/PROFIT SHARING	18,682	56,523	25,798	62,992
3.1	PROVISION FOR INCOME TAX & SOC.CONTRIBUTION	(603)	(2,280)	(1,033)	(3,326)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME FOR THE PERIOD	18,079	54,243	24,765	59,666
	NUMBER OF SHARES EX-TREASURY STOCK (thousand)	369,950	369,950	382,122	382,122
	EARNINGS PER SHARE	0.04887	0.14662	0.06481	0.15614

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES	(In thousands of reais, unless otherwise stated)

1 Operations

(a) Contax Participações S.A. (”Contax Participações” or the “Company”) is a publicly-held company whose registered corporate purpose is to hold interests in other commercial and civil law corporations as a partner, stockholder or quotaholder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. (“TNL Contax”), is a contact center service provider that offers a variety of integrated customer relationship solutions between its clients and their customers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a number of communication channels, including telephone contacts, internet access, e-mail, fax and others.

(b) TNL Contax

TNL Contax S.A. ("TNL Contax") was established in August 1998 having the corporate name of Tnext S.A. ("Tnext"), to provide hosting services for client databases, information and equipment, in addition to other specialized back-up and network administration services. On December 11, 2002, the company name was changed to TNL Contax S.A.. On February 2003, the merger of Contax S.A. into TNL Contax was approved, based on a valuation report on the stockholders’ equity as of January 31, 2003. Contax S.A. was formed on April 3, 2000, in order to provide contact center services, and started operations in November 2000. This merger was approved by the Extraordinary Stockholders’ Meeting of its then parent company Tele Norte Leste Participações S.A. (“TNL”).

The data center operations of Tnext were discontinued by TNL due to the strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market in major technology companies. TNext’s operations were sold to Hewlett Packard (“HP”) on June 30, 2003.

(c) Contax Participações

Contax Participações was established on July 31, 2000, under the corporate name Caroaci Participações S.A., spun-off from Poconé Participações S.A.. In December 2003, Tele Norte Leste Participações S.A. (“TNL”) acquired from GP Administradora de Ativos S.A. 99.9% of the Company’s capital and started to have a controlling ownership. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary.

On November 26, 2004, TNL issued a significant event notice announcing that its Board of Directors had approved the spin-off of the contact center activities run by its subsidiary TNL

Contax. Consequently, the stock control of TNL Contax was transferred from TNL to Contax Participações.

On December 29, 2004, the Extraordinary Stockholders’ Meeting of TNL approved the transfer of the full stock control of Contax Participações to TNL’s stockholders, without changing the number of shares, reducing its capital stock with subsequent delivery of Contax Participações shares to all stockholders in the same interest percentage held by them in TNL’s capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Stockholders’ Meeting with the Board of Trade, there was no opposition from creditors or any of the interested parties. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL issued a notice to its stockholders relating to its capital reduction, stating that the information required to list Contax Participações on the São Paulo Stock Exchange (“BOVESPA”), as well as to establish an American Depositary Receipts (“ADR’s”) program of preferred shares of Contax Participações on the Over-the-Counter Market in the United States, and consequent registration with the Securities and Exchange Commission (“SEC”), were being prepared.

At the Extraordinary Meeting of Contax Participações held on August 17, 2005, the stockholders approved the splitting of all shares issued by the Company. As a result, 2,318,240 new shares were issued, of which 772,758 common and 1,545,482 preferred shares. These shares had to be fully attributed to TNL and immediately thereafter, pursuant to the Extraordinary Meeting of December 29, 2004, assigned to TNL’s stockholders proportionally at the ratio of one-to-one, thus accomplishing the capital reduction mentioned above. Accordingly, the Company’s capital amounting to R$ 223,873 is now represented by 382,121,717 shares, of which 127,373,917 are common and 254,747,800 are preferred shares, all of them book-entry shares, registered and without par value (see Note 14 for details).

Upon registration with BOVESPA and SEC, the stock and ADRs of Contax Participações were transferred to the stockholders, TNL stockholders and ADR holders, on September 1 and 6, respectively. The papers began trading on BOVESPA on August 31, 2005, and on the over-the-counter market of the United States on August 31, 2005.

In the second quarter of 2006, Contax Participações began to implement controls to comply with the Sarbanes-Oxley Law.

(d) Corporate reorganization of the parent company

Telemar Participações S.A. (“TmarPart”), TNL (Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“TMAR”, Bovespa: TMAR3, TMAR5, TMAR6), hereinafter collectively referred to as Telemar Companies, submitted to their respective deliberative bodies, a proposal for a corporate reorganization.

The reorganization is scheduled for completion during the second semester of 2006.

The proposal aims at simplifying the ownership structure of the Telemar Companies and group their stockholders, currently divided into three companies with six different classes and types of shares, in one company (TmarPart), whose capital comprises only common shares listed in Bovespa’s Novo Mercado (“Novo Mercado”) and the New York Stock Exchange (“NYSE”).

TmarPart will be partially spun-off, so that the investment it holds in Contax Participações will be assigned to a new company, yet to be defined. Additionally, its current controlling stockholders will maintain the control of the company, and its shares will continue to be quoted on the current market.

2 Significant Accounting Practices

The quarterly information was prepared and are presented in accordance with the accounting practices adopted in Brazil, the provisions of the Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM).

No significant changes were made to the accounting practices or presentation criteria of the quarterly information with respect to the financial statements for the year ended December 31, 2005.

3 Cost of Services and Operating Expenses - by Type

		Consolidated – 09/30/2006

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	592,062	25,687	617,749
Third-party services (ii)	98,213	22,045	120,258
Depreciation	34,866	3,832	38,698
Rental and insurance (iii)	46,513	2,543	49,056
Other	10,415	1,119	11,534

	782,069	55,226	837,295

		Consolidated - 09/30/2005

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	473,251	21,848	495,099
Third-party services (ii)	63,961	17,136	81,097
Depreciation	27,534	2,824	30,358
Rental and insurance (iii)	25,934	856	26,790
Other	8,405	735	9,140

	599,085	43,399	642,484

(i)  Personnel expenses have increased constantly due to the growth in business volume.

(ii) Third-party services considered as “Cost of Services Provided” refer mainly to expenses on workstation maintenance and data processing, whereas services considered as “selling, general and administrative expenses” refer to expenses with consulting services, travel, legal advice and other.

(iii)  Rental and insurance expenses basically include the amounts currently paid for renting the properties and the contact center operating infrastructure.

4 Other Operating Income and Expenses

		Consolidated

	09/30/2006	09/30/2005

Other Operating Income
Reversion for Contingencies (Note 13)	15,823	2,222
Expenses Recovery	60	256

	15,883	2,478

Other Operating Expenses
Amortization of deferred charges		(559)
Provision for Contingencies (Note 13)	(22,564)	(12,057)
Urban Building and Land Tax (IPTU)	(1,486)	(771)
Other	(1,207)	(357)

	(25,257)	(13,744)

	(9,374)	(11,266)

5 Financial Results

	Parent company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Interest income
Income on marketable
securities	9,371	9,572	19,991	14,040
Interest on loans with
subsidiary		1,963
Other financial income		24	86	64

	9,371	11,559	20,077	14,104

Interest expenses
Interest and monetary variations
on other liabilities	(116)	(30)	(246)	(311)
CPMF tax	(86)	(612)	(3,858)	(3,950)
Interest & monetary restatement
of contingencies			(1,874)	(1,252)
Other	(126)	(4)	(487)	(530)

	(328)	(646)	(6,465)	(6,043)

	9,043	10,913	13,612	8,061

6 Income Tax and Social Contribution

The reconciliation of recorded taxes calculated at nominal and effective rates is presented below:

	Parent company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Net income before income tax
and social contribution	56,523	62,992	79,970	96,193

Income tax and social contribution
at nominal rates (34%)	(19,218)	(21,417)	(27,190)	(32,706)
Adjustments to determine effective rate
Permanent addition of equity in
the results	16,920	18,073
Tax effects on permanent losses (i)			1,123	(4,131)
Other	18	18	340	310

Income tax and social contribution
benefits (expenses)	(2,280)	(3,326)	(25,727)	(36,527)

Effective income tax and
social contribution rate	4.03%	5.28%	32.17%	37.97%

(i) Corresponds basically to expenses with fines, donations, gifts and sponsorships, considered non-deductible, among others.

The income tax and social contribution credits and expenses in the income statement are stated as follows:

	Parent company			Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Current
Income tax	1,672	2,441	15,063	13,527
Social contribution	608	885	5,554	4,979

	2,280	3,326	20,617	18,506

Deferred
Income tax on temporary additions			(2,130)	8,375
Social contribution on temporary additions			(768)	3,015
Income tax on tax loss carryforwards			5,888	4,876
Social contribution on tax loss carryforwards			2,120	1,755

			5,110	18,021

	2,280	3,326	25,727	36,527

7 Cash and Cash Equivalents

	Parent company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Cash and cash equivalents (i)	779	103	65,493	80,336
Financial investments (ii)	53,267	78,737	176,362	171,393

	54,046	78,840	241,855	251,729

(i) These amounts are maintained in a current account, as TNL Contax has commitments falling due during the first days of each month related to supplied payments, as well as taxes and payroll.

(ii)  Reduction arising from share buyback expenses from July to September 2006 (Note 14(e)). Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate.

8 Deferred and Recoverable Taxes

	Parent company				Consolidated

	09/30/2006	06/30/2006		09/30/2006		06/30/2006

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)			1,732	5,229	1,207	5,578
Social contribution on temporary additions (i)			621	1,883	432	2,008
Income tax on tax loss carryforwards			9,248	9,157	9,248	11,239
Social contribution on tax loss carryforwards			3,329	3,308	3,330	4,058

			14,930	19,577	14,217	22,883

Other taxes recoverable
Income tax recoverable	1,400	1,151	12,297		7,802
Social contribution recoverable	567	418	4,592		2,875
Income tax withheld at source	3,431	3,260	5,740		5,426
PIS/COFINS/CSLL withheld at source	-	-	48		193
INSS recoverable	-	-	187		114
Other taxes recoverable	-	-	894		753

	5,398	4,829	23,758		17,163

	5,398	4,829	38,688	19,577	31,380	22,883

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions of CVM Deliberation 273/1998, which approved the Statement issued by the Brazilian Institute of Accountants (IBRACON) on the accounting of income tax and social contribution, as well as CVM Instruction 371/2002.

(i) Temporary differences recorded as short term are expected to be realized over the next 12 months.

Pursuant to a technical study prepared on December 31, 2005 and approved by the Company’s governing bodies, the generation of taxable profit during the next three years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31 :	Consolidated

2006	4,570
2007	11,500
2008	8,972

25,042

9 Judicial Deposits

		Consolidated

	09/30/2006	06/30/2006

Tax	1,096	1,096
Labor	5,117	4,077

	6,213	5,173

The Company’s subsidiary TNL Contax S.A. has judicial deposits to guarantee its right to appeal in labor and tax claims.

10 Investments – Parent Company

These represent the Company’s interest in TNL Contax, as described below:

				Interest

	Stock.'' equity	Net income for the year	Number of common shares	Voting	Equity	Investment
				capital (%)	results	value

At September 30, 2006 (i)	319,121	49,764	309,550,226	100	49,764	319,121

At June 30, 2006 (i)	302,229	32,872	309,550,226	100	32,872	302,229

(i) The accounting information on the investee at June 30 and September 30, 2006 were reviewed by other independent auditors.

11 Property and Equipment

				Consolidated

			09/30/2006	06/30/2006

		Accumulated depreciation			Annual depre-
	Cost		Net	Net	ciation rates - %

Computer equipment	188,474	(99,378)	89,096	95,611	20
Furniture, fixtures and fittings	33,693	(8,677)	25,016	24,758	10
Facilities at third-party
premises	110,473	(20,093)	90,380	86,850	10
Other assets	16,020	(3,540)	12,480	12,370	4 to 10
Construction in progress	5,078		5,078	4,340

	353,738	(131,688)	222,050	223,929

(i) Property rental agreements have terms ranging from 5 to 8 years, renewable for equal periods.

12 Taxes and Contributions Payable

	Parent company			Consolidated

	09/302006	06/30/2006	09/302006	06/30/2006

	2,280	1,678
Income tax and social contribution			20,617	13,474
ISS			5,234	5,664
PIS and COFINS			3,819	4,123
Other	3		13	6

	2,283	1,678	29,683	23,267

13 Provisions for Contingencies

		Consolidated

	09/30/2006	06/30/2006

Tax
Service tax – ISS	833	833
Accrued severance pay - FGTS (i)	-	1,012
National Social Security System - INSS (ii)	4,803	4,614

	5,636	6,459

Labor
Orbitall (iii)	-	7,020
Telemar (iv)	4,814	7,755
Other (v)	15,781	15,789

	20,595	30,564

Civil	64	64

	26,295	37,087

The provisions for contingencies reflect management’s best estimates of the amounts deemed sufficient to cover probable losses from pending claims at those dates, based on the opinion of legal counsel.

In the third quarter of 2006, Contax was assessed for Inss contributions and joint responsibility in the total amount of R$ 21.9 million. Of this amount, R$ 3.5 million were already provided for, R$ 3.7 million refer to third-party responsibility and are fully passed through with no impact on results, recorded in “Financed taxes” as a contra entry to “Other assets”. With respect to the remaining R$ 14.7 million, the Company has lodged an appeal on the grounds that it disagrees with the authorities’ interpretation. In the view of The legal advisors in charge no provisions are required, as the likelihood of a favorable outcome is considered good.

(i) Contingency reversed as management chose to pay the amounts in question.

(ii) Comprises mainly provisions to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(iii)
As stipulated in the purchase and sale contract of Inovação’s quotas signed by Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL (April 1, 2004). Accordingly, 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, as a contra-entry to “Credits Receivable – Orbitall.

Considering that the labor claims are settled together with Orbitall, management understands that there is no requirement to record the transaction in assets and liabilities accounts.

(iv)
Under the service agreement between Telemar Norte Leste S.A. and TNL Contax, any lawsuits that were originated due to the migration of labor contracts would be Telemar Norte Leste S.A.’s responsibility. The amount shown in the table above was recorded as a contra entry to “Credits Receivable”.

(v)	This refers to labor claims filed against TNL Contax by employees and former employees in the normal course of business.

14 Stockholders’ Equity

(a) Capital

The Company capital, in the amount of R$ 223,873, comprises 382,121,717 shares, of which 127,373,917 are common and 254,747,800 are preferred shares, all book-entry, registered, without par value. Each common share is entitled to one vote at General Meetings.

Preferred shares to be issued by the Company will carry no right to vote, but will have priority in the capital reimbursement in case of extinguishment of the company, , with no premium and payment of minimum dividends, non cumulative, of: (a) 6% (six percent) per year, on the value resultant of the value of the paid-in-capital by the number of the Company’s shares or (b) 3% (three percent) of the share’s equity value, prevailing the bigger between (a) and (b).

Common shares can go up to a maximum legal limit of 2/3 (two thirds) of the shares issued by the Company, and it may change in its emission to the proportion previously existing between preferred shares and common shares.

(b) Capital reserve for share subscription

In connection with the capital increase in November 2004, the amount of R$ 50,000 was subscribed and paid up as capital reserve, to be used in the share buyback program approved by the Board of Directors on June 29, 2006.

(c) Legal reserve

Pursuant to Art. 193 of the Brazilian Corporate Law, Contax Participações is required to allocate 5% of its net income for the year to a legal reserve up to the limit of 20% of the Company’s capital. Such allocation is optional when the legal reserve and the capital reserves, in the aggregate, exceed 30% of the capital stock. This reserve may be used to increase the capital or offset losses, but may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Art. 194 of the Brazilian Corporate Law and Art. 29 of Contax Participações’ bylaws, an Investment Reserve was recorded to ensure the Company investments, as well as to reinforce its working capital. The investment reserve is limited, as all other profit reserves, to the amount of capital stock.

(e) Treasury stock

At the Special Meeting held on June 29, 2006, the Board of Directors, in accordance with Art. 17, XVI, of the Company’s by-laws, approved a proposal to implement a share buyback program. Such shares are to be subsequently held in treasury or cancelled. The program will be in effect from the date of disclosure of this decision through June 29, 2007, in accordance with CVM Instruction 10/1980 as amended.

The program aims at repurchasing Company shares with no reduction in its capital.

The program will be financed through capital and statutory reserves, which amount to R$ 50,000 and R$ 57,476, respectively. The number of shares to be repurchased will be limited to 5,886,972 common and 11,773,944 preferred shares.

By September 30, 2006, 3,795,000 common shares, in the amount of R$ 12,345, and 8,377,400 preferred shares, in the amount of R$ 15,182, were repurchased.

			Average	Maximum	Minimum
	Number	Cost	cost	cost	cost

Preferred shares	8,377	15,182	1.81	1.95	1.61
Common shares	3,795	12,345	3.25	3.41	3.12

	12,172	27,527	2.26

(f) Unrealized earnings reserve

As provided in Art. 197 and 202 of Law 10303 of October 31, 2001, Contax Participações allocated the difference between the minimum statutory dividends and net income to the unrealized earnings reserve, the amount of which, when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

(g) Dividends

The Extraordinary Stockholders’ Meeting held on April 18, 2006 approved the proposal of appropriation of net income for the year ended December 31, 2005, already a part of the financial statements, as follows (a) R$ 4,033 to the legal reserve; (b) distribution of dividends to the Company stockholders registered as of April 18, 2006, in the total amount of R$ 13,432; (c) R$ 5,727 to form the unrealized profits reserve, and (d) R$ 57,477 to the statutory reserve.

Dividends were paid starting June 5, 2006, bearing interest at the Reference Rate (TR) as from January 1, 2006. The amount paid up to September 30, 2006 was R$ 13,078 (248,362 preferred and 120,716 common shares).

15 Financial Instruments

Book values, such as cash and cash equivalents, financial investments, accounts receivable, other assets, and accounts payable relating to the financial instruments included in the balance sheet do not present significant differences compared to their related market values. The Company has no loans and financing in local or foreign currencies, and as a result does not engage in financial instrument transactions to hedge the risks of interest of currency fluctuations.

(a) Investments

These refer mainly to an investment in a closely-held company, accounted for on the equity method, with a 100% interest, as described in Note 10.

(b) Credit risk

The credit risk associated with trade accounts receivable is not material due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls over our client portfolio. Accordingly, no provision for credit losses is required.

16 Related Parties - Consolidated

Related party transactions are carried out at the same terms, prices and conditions as transactions with third parties. The main related party transactions are summarized below:

						09/30/2006

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	345		275	529		1,149

Liabilities
Suppliers	2,576	15				2,591

Revenues
Services rendered	464,992	115,201	2,428	4,279	5,362	592,262

Costs and expenses
Cost of services rendered	20,607	1,419				22,026

						06/30/2006

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	243		269	502		1,014

Liabilities
Suppliers	2,389	195				2,584

							09/30/2005

				Brasil	Brasil	Telemar
	Telemar	Oi	Pegasus	CAP	Veículos	Internet	Total

Revenues
Services rendered	453,543	68,919		2,065	3,428	3,658	531,613

Costs and expenses
Cost of services rendered	(4,670)	(74)	(1,440)				(6,184)

17 Insurance

The subsidiary has a corporate program for risk management aiming at minimizing risks, by obtaining in the market insurance coverage consistent with its size and operations. The policy amounts are considered sufficient by management to cover potential claims, taking into account the nature of the Company activities, the risks involved in its operation and the advice of its insurance consultants, in order to ensure the protection of its assets and ongoing operations.

On May 14, 2006, the Company renewed its insurance policies with the following main coverage.

Amounts
Lines	insured

Fire - fixed assets	64,160
Comprehensive general liability	5,000
Loss of profits	52,310

* * *

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (Reais thousand)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2006	4 – 06/30/2006
1	TOTAL ASSETS	599,311	607,821
1.01	CURRENT ASSETS	342,603	340,894
1.01.01	CASH AND CASH EQUIVALENTS	241,855	251,729
1.01.02	CREDITS	49,189	46,282
1.01.03	INVENTORIES
1.01.04	OTHER	51,559	42,883
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	38,688	31,380
1.01.04.02	PREPAID EXPENSES	4,296	4,122
1.01.04.03	ASSETS FOR SALE
1.01.04.04	INTERCOMPANY RECEIVABLES
1.01.04.05	OTHER ASSETS	8,575	7,381
1.02	LONG-TERM RECEIVABLES	34,658	42,998
1.02.01	SUNDRY RECEIVABLES	19,577	22,883
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	19,577	22,883
1.02.02	INTERCOMPANY RECEIVABLES
1.02.02.04	INTERCOMPANY RECEIVABLES
1.02.03	OTHER	15,081	20,115
1.02.03.01	DEFERRED TAXES
1.02.03.02	JUDICIAL DEPOSITS	6,213	5,173
1.02.03.03	ASSETS FOR SALE
1.02.03.04	CREDITS RECEIVABLE	8,383	14,775
1.02.03.05	OTHER ASSETS	485	167
1.03	PERMANENT ASSETS	222,050	223,929
1.03.01	INVESTMENTS
1.03.02	PLANT AND PROPERTY	222,050	223,929
1.03.03	DEFERRED CHARGES

02.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Reais thousand)

1 – CODE	2 – DESCRIPTION	3 – 09/30/2006	4- 06/30/2006
2	TOTAL LIABILITIES	599,311	607,821
2.01	CURRENT LIABILITIES	196,171	187,447
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	32,826	36,789
2.01.04	TAXES AND CONTRIBUTIONS	30,450	23,267
2.01.04.01	TAXES PAYABLE	30,450	23,267
2.01.04.02	FINANCED TAXES (REFIS)
2.01.05	DIVIDENDS PAYABLE	500	500
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	132,395	126,891
2.01.08.01	SALARIES, CHARGES AND SOCIAL BENEFITS	131,624	126,658
2.01.08.02	OTHER LIABILITIES	771	233
2.02	LONG-TERM LIABILITIES	29,301	37,087
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS FOR CONTINGENCIES	26,295	37,087
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER	3,006
2.02.05.01	FINANCED TAXES (REFIS)
2.02.05.02	FINANCED TAXES	3,006
2.03	DEFERRED INCOME
2.04	MINORITY INTERESTS
2.05	STOCKHOLDERS' EQUITY	373,839	383,287
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL	223,873	223,873
2.05.02	CAPITAL RESERVES	50,000	50,000
2.05.03	TREASURY STOCK	(27,527)
2.05.04	EARNINGS RESERVE	73,250	73,250
2.05.04.01	LEGAL RESERVE	4,410	4,410
2.05.04.02	STATUTORY RESERVE	57,477	57,477
2.05.04.03	CONTINGENCIES RESERVE
2.05.04.04	UNREALIZED EARNINGS RESERVE	11,363	11,363
2.05.04.05	EARNINGS RETENTION
2.05.04.06	UNPAID DIVIDENDS - SPECIAL RESERVE
2.05.04.07	OTHER EARNINGS RESERVES
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	54,243	36,164

03.01 – CONSOLIDATED STATEMENT OF INCOME (Reais thousand)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	328,792	988,850	295,682	801,358
3.02	DEDUCTIONS FROM GROSS REVENUES	(25,368)	(75,815)	(22,009)	(59,582)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	303,424	913,035	273,673	741,776
3.04	COST OF SALES AND/OR SERVICES	(259,137)	(782,069)	(214,227)	(599,085)
3.05	GROSS PROFIT	44,287	130,966	59,446	142,691
3.06	OPERATING EXPENSES/INCOME	(16,491)	(50,988)	(16,554)	(46,604)
3.06.01	SELLING	(3,032)	(9,646)	(2,993)	(7,610)
3.06.02	GENERAL AND ADMINISTRATIVE	(16,542)	(45,580)	(12,687)	(35,789)
3.06.03	FINANCIAL	4,612	13,612	4,985	8,061
3.06.03.01	FINANCIAL INCOME	6,480	20,077	6,878	14,104
3.06.03.02	FINANCIAL EXPENSES	(1,868)	(6,465)	(1,893)	(6,043)
3.06.04	OTHER OPERATING INCOME	11,374	15,883	1,778	2,478
3.06.05	OTHER OPERATING EXPENSES	(12,903)	(25,257)	(7,637)	(13,744)
3.06.06	EQUITY IN SUBSIDIARIES
3.07	OPERATING INCOME	27,796	79,978	42,892	96,087
3.08	NON-OPERATING INCOME	18	(8)	107	106
3.08.01	INCOME			107
3.08.02	EXPENSES	18	(8)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	27,814	79,970	42,999	96,193
3.10	PROVISION FOR INCOME TAX & SOC.CONTRIBUTION	(7,143)	(20,617)	(13,175)	(18,506)
3.11	DEFERRED INCOME TAX	(2,592)	(5,110)	(5,059)	(18,021)
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTION
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME FOR THE PERIOD	18,079	54,243	24,765	59,666
	NUMBER OF SHARES EX-TREASURY STOCK (thousan	369,950	369,950	382,122	382,122
	EARNINGS PER SHARE	0.04887	0.14662	0.06481	0.15614

09.01 – INTERESTS IN SUCSIDIARY AND/OR ASSOCIATED COMPANIES

1– ITEM	2–COMPANY NAME OF SUBSICIARY/ ASSOCIATED COMPANY	3 – CNPJ	4-CLASSIFICATION	5-% HOLDING IN THE CAPITAL OF INVESTEE	6-% STOCKHOLDERS’ EQUITY OF THE INVESTEE
7 – TYPE OF COMPANY	8- NÚMBER OF SHARES HELD IN THE CURRENT QUARTER		8- NÚMBER OF SHARES HELD IN THE PRIOR QUARTER

01	TNL CONTAX S.A	02.757.614/0001-48	PRIVATELY-HELD SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	309,550	309,550

SUBSIDIARY COMPANY

COMPANY NAME TNL CONTAX S.A.

18.01 – STATEMENT OF INCOME OF SUBSIDIARY COMPANY(Reais thousand)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	328,792	988,850	295,682	801,358
3.02	DEDUCTIONS FROM GROSS REVENUES	(25,368)	(75,815)	(22,009)	(59,582)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	303,424	913,035	273,673	741,776
3.04	COST OF SALES AND/OR SERVICES	(259,137)	(782,069)	(214,227)	(599,085)
3.05	GROSS PROFIT	44,287	130,966	59,446	142,691
3.06	OPERATING EXPENSES/INCOME	(18,281)	(57,748)	(19,611)	(56,440)
3.06.01	SELLING	(3,032)	(9,646)	(2,993)	(7,610)
3.06.02	GENERAL AND ADMINISTRATIVE	(15,966)	(43,283)	(11,621)	(34,723)
3.06.03	FINANCIAL	2,233	4,568	859	(2,852)
3.06.03.01	FINANCIAL INCOME	3,954	10,706	2,714	2,545
3.06.03.02	FINANCIAL EXPENSES	1,722	(6,137)	(1,855)	(5,397)
3.06.04	OTHER OPERATING INCOME	11,373	15,883	1,778	2,478
3.06.05	OTHER OPERATING EXPENSES	(12,890)	(25,270)	(7,634)	(13,733)
3.06.06	EQUITY IN SUBSIDIARIES
3.07	OPERATING INCOME	26,005	73,218	39,835	86,251
3.08	NON-OPERATING INCOME	18	(8)	107	106
3.08.01	INCOME			107
3.08.02	EXPENSES	18	(8)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	26,023	73,210	39,942	86,357
3.10	PROVISION FOR INCOME TAX & SOC.CONTRIBUTION	(6,540)	(18,337)	(12,142)	(15,180)
3.11	DEFERRED INCOME TAX	(2,592)	(5,110)	(5,059)	(18,021)
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTION
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME FOR THE PERIOD	16,891	49,763	22,741	53,156
	NUMBER OF SHARES EX-TREASURY STOCK (thousan	309,550	309,550	309,550	309,550
	EARNINGS PER SHARE	0.05457	0.16076	0.07346	0.17172

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Highlights

New Clients

Contax acquired and implemented the collection operation for Carrefour during 3Q06, with 200 workstations (PAs) with prospects of expansion.

Awards

Contax was considered by IDG100 TI & Telecom the best and largest provider of outsourcing and infrastructure for Telecom operating companies.

Contax received 2 gold and 1 silver cup from the Brazilian Association of Teleservices (ABT) for its operations.

Contax was also awarded two prizes under Conarec 2006 – Quality Standard Award in Contact Center, in the categories “CEO of the Year” and “Best Financial Performance”.

New Site in Pernambuco

The new Contax site in Recife - PE became operational in September. The unit was built with start-of-the-art technology and infrastructure, has a 900-workstation capacity and already handles significant company operations.

Share Buyback Program

On July 1, Contax launched it share buyback program, limited to the maximum of 17,661 thousand shares, of which 5,887 thousand are common shares and 11,774 thousand are preferred shares. The number of shares liable to repurchase correspond to 10.00% of common shares and 4.67% of preferred shares outstanding.
By the end of September, 12,172 thousand shares had been repurchased, comprising 3,795 thousand common shares and 8,377 thousand preferred shares, equal to R$ 27.5 million. The buyback program was closed on October 26, with a total of 17,660,600 shares, comprising 5,886,700 common shares and 11,773,900 preferred shares, equal to R$ 40.6 million.

Key Indicators

Key Indicators

Indicators	3Q06	3Q05	Abs.chg	% chg	3Q06	2T06	Abs.chg	% chg

Volume Pas ¹	22,568	20,297	2,271	11.2%	22,568	23,099	(531)	-2.3%
Employees ¹	48,379	47,215	1,164	2.5%	48,379	51,866	(3,487)	-6.7%
Net revenues ²	303.4	273.7	29.7	10.9%	303.4	314.4	(11.0)	-3.5%
Ebitda ²	36.2	48.6	(12.4)	-25.5%	36.2	36.3	(0.1)	-0.2%
% Ebitda	11.9%	17.8%	-5.8%	-32.8%	11.9%	11.6%	0.4%	3.4%
Cash ¹	241.9	233.2	8.7	3.7%	241.9	251.7	(9.9)	-3.9%

1 - Position at the end of the quarter
2 - Amounts in R$ million

Acumulated	3Q06	3Q05	Abs.chg	% chg

Net Revenue	913.0	741.8	171.3	23.1%
Ebitda	105.1	118.9	(13.9)	-11.7%
% Ebitda	11.5%	16.0%	-4.5%	-28.2%

Operating Performance

Evolution of Workstations (PAs)

In 3Q06, the company had 22,568 workstations, a 2,271 increase compared to 3Q05, which represents a 11% growth in the period, primarily as a result of the expanded activities for existing clients.

When compared to the prior quarter the number of workstations was reduced by 531. Such decline was partially driven by the actions undertaken by Contax to maximize its performance through productivity gains, as well as changes in the handling processes of a number of operations. Consequently, these actions reduced volume of business, as well as reduced total cost for its clients. Also significant in the reduction was the improvements introduced by certain of the company’s clients in their internal processes, besides the automation of several services, which also contributed to the decrease in the volume of operations performed by Contax and, consequently, the Company’s revenues for the period. During the quarter, these impacts were particularly significant due to the achievement of considerable gains and the automation in important operations, specially for Telemar clients.

The company understands that building long-term relationships with its clients requires the continuing optimization of operations, so as to improve the cost-benefit relation for them, notwithstanding a reduction in the volume of business that this may entail.

DRE

St.Income	Current quarter vs prior year				Current vs prior quarter				YTD		YTD
R$thousand	3Q06	3Q05	R$ chg	% chg	3Q06	2Q06	R$ chg	% chg	3Q06	3Q05	R$ chg	% chg

Net revenues	303,424	273,673	29,751	10.9%	303,424	314,380	(10,956)	-3.5%	913,035	741,776	171,259	23.1%
Cost of services	(247,252)	(204,715)	(42,537)	-20.8%	(247,252)	(260,792)	13,540	5.2%	(747,203)	(571,551)	(175,652)	-30.7%
Personnel	(195,161)	(167,840)	(27,321)	-16.3%	(195,161)	(204,205)	9,044	4.4%	(592,062)	(473,251)	(118,811)	-25.1%
Third-party	(34,889)	(23,346)	(11,543)	-49.4%	(34,889)	(33,526)	(1,363)	-4.1%	(98,213)	(63,961)	(34,252)	-53.6%
Rental and insurance	(15,196)	(9,841)	(5,355)	-54.4%	(15,196)	(16,418)	1,222	7.4%	(46,513)	(25,934)	(20,579)	-79.3%
Other	(2,006)	(3,688)	1,682	45.6%	(2,006)	(6,643)	4,637	69.8%	(10,415)	(8,405)	(2,010)	-23.9%
SGA	(18,405)	(14,675)	(3,730)	-25.4%	(18,405)	(14,236)	(4,169)	-29.3%	(51,394)	(40,575)	(10,819)	-26.7%
Other Oper.Inc.& Exp,net	(1,529)	(5,673)	4,143	73.0%	(1,529)	(3,037)	1,507	49.6%	(9,374)	(10,708)	1,334	12.5%
EBITDA	36,238	48,610	(12,372)	-25.5%	36,238	36,315	(77)	-0.2%	105,064	118,942	(13,879)	-11.7%
Deprec. & Amort.	(13,054)	(10,703)	(2,351)	-22.0%	(13,054)	(12,958)	(97)	-0.7%	(38,698)	(30,916)	(7,781)	-25.2%
EBIT	23,184	37,907	(14,723)	-38.8%	23,184	23,357	(173)	-0.7%	66,366	88,026	(21,660)	-24.6%
Financ. Res., net	4,612	4,985	(373)	-7.5%	4,612	4,492	120	2.7%	13,612	8,061	5,551	68.9%
Non-Operating Result	18	106	(88)	-83.1%	18	(8)	26	323.1%	(8)	106	(114)	107.7%
Income before inc.tax	27,814	42,998	(15,184)	-35.3%	27,814	27,841	(27)	-0.1%	79,970	96,193	(16,223)	-16.9%
Inc.tax & social contr.	(9,735)	(18,048)	8,313	46.1%	(9,735)	(9,756)	22	0.2%	(25,727)	(36,527)	10,800	29.6%
Net Income	18,079	24,950	(6,871)	-27.5%	18,079	18,085	(5)	0.0%	54,243	59,666	(5,423)	9.1%

Net Revenues

The consolidated net revenues for the quarter was R$ 303.4 million, up 11% (R$ 29.8 million) from 3Q05. This growth was primarily driven by the higher volume of business for existing Contax clients.

When compared to the prior quarter, net revenues declined by 3.5% (R$ 11.0 million), chiefly due to the same drivers of the reduction in the total number of workstations.

On a year-to-date basis, net revenues increased by 23% (R$ 171.2 million) from the prior year, mostly because of the expansion in the volume of transactions during 2005 and 2006.

Cost of Services (ex-depreciation and amortization)

Cost of services totaled R$ 247.3 million in 3Q06, growing by 21%, or R$ 42.5 million, compared to 3Q05. Such expansion is mainly attributable to the increased volume of business as costs are mostly variable and grow in parallel with the increase in services.

During the quarter, Contax significantly improved its structure, in order to achieve higher operating efficiency. Under this effort, a number of employees were dismissed, giving rise to a non-recurring expense of R$ 3.8 million. Also significant in comparison with 3Q05 was the salary rise of the company employees, pursuant to the 2005 collective labor agreement, which went into effect on January 1, 2006. Third-party service expenses refer mainly to collection letter mailing, telephone bills and facilities in new sites to support the growth in activities such as collection and telesales, as well as certain sites where the infrastructure had been temporarily rented from third-parties until the company’s own sites were ready to operate. Leasing and rental expenses increased by 54% as a result of new businesses where the leasing option proved to be more beneficial than acquiring the assets.

Cost of services declined by 5% (R$ 13.5 million) from the prior quarter, in spite of the higher non-recurring R$ 3.0 million expense in severance pay, when compared to 2Q06. Most of this drop was driven by the following factors: reduction in operations and efficiency gains. There was, yet, a non-recurring adjustment in the previous quarter, in the amount of R$ 4.0 millions, related to the reclassification of personnel costs, recorded as selling, general and administrative expenses in 1Q06, and which in 2Q06 were allocated as cost of services rendered, thus increasing the costs in that quarter.

On a year-to-date basis, costs of services rendered increased by 31% from the prior year, as a result of the expanded operations and other drivers mentioned above.

Selling, General and Administrative Expenses (ex-depreciation and amortization)

Selling, general and administrative expenses, amounting to R$ 18.4 million in 3Q06, increased by 25% compared to 3Q05, corresponding to R$ 3.7 million. This increase is also associated with the expansion in operations, impacting back-office activities and the structure engaged to maintain the new routines arising from the corporate reorganization in 2005, when Contax became a publicly-held company. This brought about expenses such as fees charged by consultants, auditors, legal advisors, and share custody agents.

When compared to the prior quarter, selling, general and administrative expenses grew by R$ 4.2 million, mostly related to the previously mentioned reclassification to costs of services rendered during 2Q06, turning the amount with selling, general and administrative expenses lower in R$ 4.0 million.
On a year-to-date basis, selling, general and administrative expenses grew by 27% from the prior year, due to the drivers mentioned above.

Ebitda

Ebitda stood at R$ 36.2 million, down 26% (R$ 12.4 million) from 3Q05. The drop in the Ebitda Margin on net revenues, by 5.8 percentage points, was mainly driven by: a) the employees’ salary adjustment mentioned above, pursuant to the collective labor agreement of 2005, effective January 2006, with an approximate impact of 2.6 percentage points in the margin (equal to R$ 7.8 million); b) new leasing transactions to support the business growth, with a impact of 1.2 percentage point in the margin (equal to R$ 3.7 million); c) costs arising from the higher volume of outbound operations, such as collection and telesales, relating to telephone bills and collection letters lines, infrastructure and facilities cost to support the growth, amounting R$ 1.8 percentage point in the margin (equal to R$ 5.5 millions); d) by the cost of operational and administrative personnel’s contract ending by the company’s decision , occurred during 3Q06, equal to 1.4 percentage point in the margin (R$ 4.2 millions) and f) partly offset by lower contingency costs, in particular labor claims, with positive impact of 1.5 percentage point in the margin (R$ 4.5 million).

The efficiency and productivity gains achieved during 3Q06 have already brought about positive impacts, in particular during the second and third months of the quarter, when the Ebitda margin stood above the quarter average.

Depreciation and Amortization

Depreciation in the quarter increased by 22% compared to the same period of the prior year. This change in depreciation arises from investments made primarily in the second quarter of 2005 to support the business growth.

Capital expenditures

Contax made investments of R$ 11.2 million to maintain, update technological infrastructures, as well to expand certain existing sites, as well as training locations, in particular in the city of São Paulo.

Cash and Cash Equivalents

Total cash and cash equivalents went down by R$ 9.9 million at the end of 3Q06 to reach R$241.9 million. The main driver was the share buyback program launched in the quarter, representing expenses of R$ 27.5 million.

Net Income

In 3Q06, the company posted net income of R$ 18.1 million, below 3Q05 figures and in line with the prior quarter, as a result of the events discussed above. On a year-to-date basis, net income of R$ 54.2 million decreased from the same period of 2005 by 9% (R$ 5.4 million).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.